

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

February 17, 2010

Keith A. Carrigan
Vice Chairman and Chief Executive Officer
IESI-BFC Ltd.
135 Queens Plate Drive, Suite 300
Toronto, Ontario, Canada M9W6VI

> **Re: IESI-BFC Ltd.**
> **Registration Statement on Form F-4**
> **Filed January 19, 2010**
> **File No. 333-164402**

Dear Mr. Carrigan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that we may have comments on the legal opinion, preliminary proxy card and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before effectiveness.

Calculation of Registration Fee Table

2. We note that the sum of the shares in footnote 1 does not equal the amount of shares to be registered in the table. Please revise or explain to us why the numbers are different.

3. Please clarify whether the 5,753,740 shares you refer to in footnote (1)(b) of the fee table are intended to cover any additional shares that may be issued as a result of an exchange ratio adjustment for an excessive decline in IESI-BFC's share price. Your current statement that these shares may be issuable in IESI-BFC's "sole discretion" does not seem to be consistent with your disclosures about the merger agreement's requirement to adjust the ratio in this circumstance. We understand that while IESI-BFC originally had the discretion to provide the additional consideration in the form of cash or stock or both, it later irrevocably waived its right to pay in cash.

Letter to WSI Shareholders

4. Please ensure that the letter to WSI shareholders, which also serves as a cover page for the prospectus, contains all of the information required by Item 501 of Regulation S-K. In this regard, please disclose the total number of shares being offered by IESI-BFC in the merger.

Inside Front Cover Page of the Prospectus

5. Please disclose (1) that the prospectus incorporates important business and financial information and (2) that this information is available without charge, as required by Item 2(1) and (2) of Form F-4.

Merger Consideration, pages 6 and 85

6. Where you discuss the adjustment to the exchange ratio to compensate for an excessive decline in the IESI-BFC share price, please state the share prices that would trigger an adjustment where possible. For example, please give the actual closing share price on November 10, 2009, and if true, clarify that no adjustment to the share price will be made until the IESI-BFC share price drops below $10.64 (80% of the $13.31 closing share price on November 10, 2009).

7. We understand that WSI is not required to complete the merger if IESI-BFC does not increase the merger consideration following a share price decline as described in this section. Please clarify whether IESI-BFC has an obligation to increase the consideration, such that it would be in breach of the agreement if it failed to pay the increased consideration, and whether it would be required to pay WSI a termination fee if WSI was unwilling to complete the merger absent the

adjustment. Please also clarify what WSI's intentions are if IESI-BFC does not increase the consideration in this case. For example, are there circumstances under which WSI would waive this condition? If so, would WSI resolicit the shareholder vote? Please also consider whether any risk factor disclosure is appropriate in response to this comment.

Cautionary Statement Regarding Forward-Looking Statements, p. 24

8. Many of the statements in your registration statement relate to present facts or conditions, rather than to historical facts or future events. In light of this, the phrase in parentheses at the end of the first sentence in the first paragraph on page 24 and the words at the end of the fourth sentence of that paragraph ("and any other statements that are not historical facts") appear to define forward-looking statements too broadly. Please make the appropriate revisions to this paragraph.

The rights of WSI stockholders will change as a result of the merger, page 28

9. Please revise this risk factor to explain why there are risks associated with changes in the rights of WSI stockholders, and identify any changes that present specific risks you discuss.

IESI-BFC qualifies as a "foreign private issuer" in the United States, and is exempt from certain U.S. reporting requirements, page 30

10. We note that you introduce the risk that you would fail to be a foreign private issuer at the end of the captioned risk factor, which discusses the risks associated with being a foreign private issuer. Please discuss the failure to qualify as a foreign private issuer in a separate risk factor. In this regard, we note that the disclosures on page F-173 indicate that you have more than 50% of your assets located in the U.S. Your risk factor should explain that retaining your foreign private issuer status depends solely upon U.S. residents owning less than half of your outstanding voting securities, since more than 50% of your assets are located in the U.S. Please also disclose, if possible, the percentage of your outstanding voting securities you anticipate being held by U.S. residents after the transaction has taken place.

Background of the Merger, page 54

11. Please elaborate on why the parties decided to resume discussions about a transaction in August 2009. Please also elaborate on the extent to which WSI discussed a transaction with the private equity firms in 2008. We note that WSI did not reach an agreement with either firm, but it is unclear whether the discussions were only preliminary, the extent to which due diligence was conducted, whether any terms or consideration were offered or discussed, and

who terminated the discussions and why.

12. Please explain how and when the parties arrived at the exchange ratio.

13. We note that WSI engaged CIBC to act as its financial advisor on November 9, 2009. Please elaborate on WSI's method of selection of CIBC, as required by Item 1015(b)(3) of Regulation M-A. Note that this requirement is distinct from the requirement to discuss the qualifications of CIBC, which you appear to have done on page 65 under the heading "General."

14. We note that one of WSI's board members was not present at the November 11 meeting when the merger was approved by WSI's board. Please revise all of the references to the board's "unanimous" approval of the merger throughout the proxy statement/prospectus accordingly.

15. Please elaborate on the negotiation of the potential adjustment to the exchange ratio for significant declines in the price of IESI-BFC's shares. Please also discuss why IESI-BFC committed to pay for any such adjustment in the form of shares and not cash after the merger agreement was entered into.

Opinion of Financial Advisor to the WSI Board of Directors, page 58

16. Provide us supplementally with copies of any board books or similar materials that CIBC presented to the board in connection with its findings and analysis. We may have further comments upon review of the board books.

17. We note disclosure in the fourth full paragraph on page 60 that the opinion states that it may not be published, etc. without the prior written consent of CIBC. Please revise this disclosure to state that the CIBC has consented to the use of the opinion in the registration statement.

Analysis of Precedent Transaction, page 62

18. Please explain what analysis underlies the ratios shown in the column entitled "Transaction" versus the column entitled "Peer Group".

19. In the last paragraph under this subheading, please explain what significant judgments and assumptions CIBC made in this analysis. The first paragraph of the analysis states that CIBC compared the ratio of the total enterprise value paid for the target to the trailing 12 month EBITDA for the target, so it is unclear what types of judgments and assumptions were made in the analysis.

General, page 65

20. We note that CIBC has provided services to both WSI and IESI-BFC during the two years prior to the date of CIBC's opinion. In addition to the description of the services that you have provided to the parties, please also disclose the amount of compensation paid or to paid for these services, as required by Item 1015(b)(4) of Regulation M-A.

21. Please discuss the term of the Engagement Letter over which the monthly $75,000 of Work Fees applies, and clearly disclose the total amount of Work Fees paid or payable. Please also explain more clearly how the Work Fees are "credited" against the Initial Opinion Fee. For example, does this mean that the Initial Opinion Fee is reduced by the amount of the Work Fees, or that the Work Fees are reduced by the amount of the Initial Opinion Fee? Investors should have a clear understanding of the total amount of fees paid or payable in connection with the fairness opinion.

WSI Unaudited Prospective Financial Information, page 67

22. We note the disclaimer of responsibility at the end of the first paragraph. While it may be acceptable to include qualifying language regarding the prospective information and subjective analyses, such information must still have a reasonable basis, and it is inappropriate to disclaim responsibility for statements made in the proxy statement/prospectus. Please remove this disclaimer.

Material United State Federal Income Tax Consequences, page 73

23. Please remove phrases qualifying this as a "general discussion" of tax consequences that are "generally applicable" to shareholders, and that the discussion is "for general information only," as this type of language may suggest that shareholders are not entitled to rely on the disclosure.

24. Throughout this discussion, as well as the tax discussion in the Q&A and Summary sections, you state that the parties "intend" for the merger to qualify as a reorganization, for the parties to be "parties to the reorganization" and for IESI-BFC to be treated as a corporation under section 367(a) of the Code. You also state the tax consequences to holders "assuming" that these facts are true, and that holders "generally" will be treated as described. Please revise all of these and any similar references to provide a more definitive statement of the tax consequences to shareholders, and to remove assumptions of the legal conclusions underlying the opinions. Counsel must opine on these matters as part of its tax opinion; they cannot be assumed.

25. The discussion that you provide regarding tax consequences should be based upon, or should constitute an opinion of counsel. Please identify counsel in this section. You must also file a signed tax opinion prior to effectiveness, as required by Item 601(b)(8) of Regulation S-K. It is not sufficient to file forms of opinion that will be delivered prior to closing pursuant to your merger agreement unless such delivery is a non-waivable closing condition. The terms of your merger agreement do not suggest that delivery of the tax opinions cannot be waived.

Certain U.S. Federal Income Tax Consequences of the Merger, page 74

26. Please remove the word "Certain" from this subheading. You must describe the material U.S. federal income tax consequences of the merger.

Directors and Officers Following the Merger, page 86

27. We note that WSI will nominate two individuals who will be appointed as directors of IESI-BFC upon consummation of the merger. If these individuals are identified prior to effectiveness of the registration statement, please identify these individuals and include all of the information about them that is required by Item 6.A of Form 20-F and if applicable, Items 6.B, 6.E and 7.B of Form 20-F, all as required by Item 18(a)(7) of Form F-4. Please also file the consents of such individuals to being named in the registration statement, as required by Rule 438 of Regulation C.

Management's Discussion and Analysis of Financial Condition and Results of Operations of IESI-BFC

Definitions of EBITDA and Free Cash Flow, page 116

28. It appears that the measure that is referred to as EBITDA includes other adjustments that are not generally included in EBITDA as commonly defined. Please revise your disclosures to refer to this measure as Adjusted EBITDA instead of EBITDA.

Review of Operations – For the Three and Nine Months Ended September 30, 2009, page 119

29. Please expand/revise your discussion under results of operations for all periods to quantify each factor you cite as impacting your operations. For example, on page 121 you disclose that the decline in Canadian segment operating costs was due to lower disposal, transportation and vehicle costs, partially offset by higher labor expense due in part to acquisitions. However, you have not quantified the impact of all of these items. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by

segment. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 132

30. Please revise your table of contractual cash obligations to include a separate line item for the estimated interest payments on your debt as well as the payments related to your derivative agreements. Because the table is aimed at increasing transparency of cash flows, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. You may consider calculating interest expense based on the interest rate as of the most recent balance sheet date.

Critical Accounting Estimates

Goodwill, page 167

31. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please consider disclosing the following in MD&A:

   - Identifying the reporting unit(s) to which goodwill applies;

   - Sufficient information to enable a reader to understand how you apply your market multiple based approach and discounted cash flow methodology in estimating the fair value of your long-lived assets; and

   - Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

32. Please enhance your discussion of the November 2009 goodwill impairment test for the U.S. northeastern segment as follows:

   - Provide a description of the methods and key assumptions used to determine fair value of the reporting unit and how the key assumptions were determined;

   - Discuss the uncertainty associated with the key assumptions. For example, it appears you use a discounted cash flow methodology; to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

   - Discuss any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Income Taxes, page 167

33. Please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Please describe the nature of the positive and negative evidence you considered in your determination that deferred tax assets were recoverable as of December 31, 2008 and September 30, 2009 and how that evidence was weighted. Refer to the SEC Release Nos. 33-8350 and 33-8040.

Information about IESI-BFC, page 100; Description of Share Capital, page 263; Comparison of Stockholder Rights, page 265

34. It is not clear that you have provided all of the information that is required by Items 10.A and 10.B of Form 20-F. Please see Item 4(a)(3) of Form F-4. Please tell us supplementally where responsive disclosure is made and revise your disclosures as necessary to provide all of the required information.

Unaudited Pro Forma Condensed Combined Financial Statements, page 273

35. On page 274, you indicate that estimated transaction costs and severance costs totaling $20,146 have been excluded from the pro forma purchase price allocation and the unaudited pro forma condensed combined statement of operations as they are non-recurring onetime charges. Please tell us how you considered Rule 11-02 (b)(6) of Regulation S-X in determining it was appropriate to exclude estimated severance costs from your pro forma condensed combined balance sheet.

36. Please present your historical and pro forma shares authorized, issued and outstanding on the face of your pro forma balance sheet.

37. Please revise to present each component of shareholders' equity separately on the face of the pro forma balance sheet.

Note 5 – Pro Forma Earnings Per Share, page 282

38. Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40(c) of SFAS 128.

Financial Statements- IESI-BFC Ltd

General

39. Please note the updating requirements of Rule 3-12 of Regulation S-X.

Balance Sheet, page F-132

40. Please revise your balance sheets to include the components of shareholders' or unitholders' equity (deficiency) separately as shown in illustrative example A3 of SFAS 160.

Statements of Operations and Comprehensive Income (Loss), page F-133

41. Please revise your statements of operations and comprehensive income (loss) to show separately the amounts of consolidated comprehensive income attributable to the parent and the non-controlling interest as shown in illustrative example A5 of SFAS 160.

4. Summary of Significant Accounting Policies

Mezzanine Equity, page F-143

42. You disclose that you classified trust units and participating preferred securities as mezzanine equity and recorded their values at their maximum redemption amount at each balance sheet date. Redemption value adjustments were recorded to mezzanine equity and were offset by an adjustment to deficit. Exchangeable shares are included in the calculation of basic weighted average trust units outstanding. Please tell us how you considered paragraph 19 of EITF D-98 and paragraphs 30 through 34 of SFAS 128 in determining your accounting treatment for the calculation of basic and diluted net income per weighted average share or trust unit.

19. Equity

Net Income Per Share or Trust Unit, page F-165

43. Please clearly disclose the terms of the any dividend rights associated with your participating preferred shares. Please tell us what consideration you gave to using the two-class method pursuant to FSP EITF 03-6-1, EITF 03-6, and paragraphs 60 and 61 of SFAS 128 for the periods presented.

Interim Financial Statements

General

44. Please address the comments above in your interim financial statements.

Item 22. Undertakings, page II-4

45. We note that you have included the undertakings relating to registration on Form
F-4 of securities offered for resale; however, disclosure on page 84 under the
subheading "U.S. Resale Requirements" states that this registration statement
does not cover resales. Please clarify your intentions in this regard and amend
your disclosure or undertaking accordingly.

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with
respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility
for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Haynes, Senior Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Joris M. Hogan, Esq. *(via facsimile 212/682-0200)*
        Torys LLP
        237 Park Avenue
        New York, New York 10017